SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
4/5/2023


1. NAME OF REPORTING PERSON
Bulldog Investors, LLP


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
0

8. SHARED VOTING POWER
674,941

9. SOLE DISPOSITIVE POWER
0
_______________________________________________________

10. SHARED DISPOSITIVE POWER
674,941


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
674,941 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
3.92%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
0

8. SHARED VOTING POWER
1,191,505

9. SOLE DISPOSITIVE POWER
0
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,191,505


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,191,505 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.91%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
0

8. SHARED VOTING POWER
1,191,505

9. SOLE DISPOSITIVE POWER
0
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,191,505


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,191,505(Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.91%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________


Item 1. SECURITY AND ISSUER

This Constitutes Amendment #4 to the schedule 13d filed
November 14, 2022. Except as specifically set forth herein, the Schedule 13d remaines unmodified

ITEM 4. PURPOSE OF TRANSACTION
See exhibit A - Announcement.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSR filed on 03/10/2023 there were 17,231,908 shares of common stock outstanding as of 12/31/2022. The percentages set forth herein were derived using such number. Phillip Goldstein and Andrew Dakos own Bulldog Investors, LLP, a registered investment advisor.
As of April 11, 2023 Bulldog Investors, LLP is deemed to be the beneficial owner of 674,941 shares of FDEU (representing 3.92% of FDEU's outstanding shares) solely by virtue of Bulldog Investors LLP's power to direct the vote of,and dispose of, these shares.

As of Apriol 11, 2023, each of Messrs. Goldstein and Dakos is deemed to be the beneficial owner of 1,191,505 shares of FDEU (representing 6.91% of FDEU's outstanding shares) by virtue of their power to direct the vote of, and dispose of, these shares.

(b)Bulldog Investors,LLP has sole power to dispose of and vote 0 shares. Bulldog Investors, LLP has shared power to dispose of and vote 674,941 shares. Certain of Bulldog Investors, LLP's clients (none of whom beneficially own more than 5% of FDEU's shares) share this power with Bulldog Investors, LLP. Messrs. Goldstein and Dakos are partners of Bulldog Investors, LLP. Messrs. Goldstein and Dakos have shared power to dispose of and vote an additional 516,564 shares.


c) Since the last filing on 3/13/23 shares of FDEU were bought and sold.

Date			Shares		 Price
3/15/2023		3,000		11.3500

3/29/2023		(1,500)		12.5000


d) Clients of Bulldog Investors, LLP and a closed-end investment company for which Messrs. Goldstein and Dakos have investment authority are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Ehibit A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 4/12/2023

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

Bulldog Investors, LLP
By: /s/ Andrew Dakos
Andrew Dakos, Partner

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.


Bulldog Investors Reports on Annual Meeting of First Trust Dynamic Europe
                          Equity Income Fund

   SADDLE BROOK, N.J. - April 5, 2023 - Bulldog Investors, LLP ("Bulldog") today announced the unofficial results of the annual meeting of First
Trust Dynamic Europe Equity Income Fund (the "Fund") (NYSE: FDEU) scheduled for April 3, 2023.

   Bulldog did not attend the meeting, which was held to elect two trustees, or present its proxies after the Fund publicly stated that no votes other than those cast for the incumbents would be counted. As a result, Bulldog believes a quorum was not reached at the meeting. In addition, Bulldog believes that the Fund illegally prevented stockholders from voting approximately 1.7 million so-called "control shares" that otherwise would have voted for Bulldog's nominees. Despite the Board's plea to stockholders to elect its self-described "highly qualified" nominees, Bulldog estimates that if its proxies been voted as directed, its nominees would have been elected by a margin of 54% to 46%. What's more, if the 1.7 million unvoted "control shares" had been counted for Bulldog's nominees, they would have been elected by a margin of about 62% to 38%.

   Bulldog intends to ask a court to determine that the Board's manipulation of the corporate voting machinery by (1) unreasonably disqualifying Bulldog's nominees, and (2) enforcing its "control share" bylaw, illegally infringed upon the stockholder franchise and that Bulldog's nominees should be seated. As one court said in finding another incumbent board's similar disqualification of an opposition candidate to be invalid: "To allow for voting while maintaining a closed candidate selection process thus renders the former an empty exercise."

About Bulldog Investors

Bulldog Investors LLP is an SEC-registered investment adviser that manages Special Opportunities Fund, Inc. (NYSE:SPE), a registered closed-end investment company, and separately managed accounts.

Contact:  InvestorCom
          John Glenn Grau, (203) 972-9300 ext. 110
          jgrau@investor-com.com